Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, DC 20037

October 19, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Daniel L. Gordon
                    Kristi Beshears

Re:     Trustreet Properties, Inc.
                    10-K for the year ended December 31, 2005
                    Forms 10-Q for the quarters ended March 31 and June 30, 2006
                    File No. 1-13089

Ladies and Gentlemen:

On behalf of our client, Trustreet Properties, Inc., a Maryland corporation (the “Company”), please find responses to your comments contained in your letter, dated October 12, 2006, relating to the above-referenced Company filings under the Securities Exchange Act of 1934, as amended.

For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in your letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.
In future filings, please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.

In future filings, the Company will comply by discussing its distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows and, if cash flows were insufficient to pay the distribution for any period, disclosing the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.

Cash Flows Provided by/(Used in) Operating Activities

2.
It is not clear how operating cash flows excluding changes in the real estate portfolio would be useful to investors or how this information is used by management to evaluate the financial condition of the company. Please elaborate upon your disclosure to comply with Item 10(e)(1)(i) of Regulation S-K, or remove this non-GAAP liquidity measure in future filings. In addition, please provide reconciliation to the most directly comparable financial measure or measures calculated in accordance with GAAP. If you intend to present this measure in future filings, please provide us with your revised disclosure.

In future filings, the Company will comply by no longer presenting operating cash flows excluding changes in the real estate portfolio.

Exhibit 31

3.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In future filings, the Company will comply by no longer including the title of the certifying individual in the beginning of the certification required by Exchange Act Rule 13a-14(a).

* * * *

As requested by the staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8187.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Robert P. Sherley
Robert P. Sherley